

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





February 28, 2005

Justin P. Klein
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/28/2005

Re: Hercules Incorporated
Incoming letter dated February 8, 2005

Dear Mr. Klein:

This is in response to your letter dated February 8, 2005 concerning the shareholder proposal submitted to Hercules by William Steiner. We also have received a letter on the proponent's behalf dated February 18, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 08 2005
THOMSON
FINANCIAL



Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

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JUSTIN P. KLEIN
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February 8, 2005

RECEIVED
2005 FEB -9 AM 10:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Hand Delivery

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hercules Incorporated – Stockholder Proposal of William Steiner

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Hercules Incorporated ("Hercules"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (collectively, the "2005 Proxy Materials") a stockholder proposal and a statement in support thereof (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (the "Proponent"). The Proposal and related correspondence are attached as Exhibit A.

On behalf of our client, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be omitted (a) under Rule 14a-8(i)(2) because it would, if implemented, cause Hercules to violate state law; (b) under Rule 14a-8(i)(3) because it is contrary to the proxy rules of the Securities and Exchange Commission (the "Commission"), including Rule 14a-9, because it is false and misleading; and/or (c) under Rule 14a-8(i)(6) because Hercules would lack the power or authority to implement it. In addition, if the Staff does not concur in our view that the entire Proposal may be omitted, we request that the Staff concur in our view that the Proponent's name and address may be omitted from Hercules' proxy statement under Rule 14a-8(l)(1).

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of Hercules' intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Hercules files its definitive 2005 Proxy Materials with the Commission. On behalf of Hercules, we agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

THE PROPOSAL

The Proposal recommends that Hercules' Bylaws, attached as Exhibit B, be amended by adding the following language that is set forth in the Proposal:

"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

ANALYSIS

I. The Proposal May Be Omitted Under Rule 14a-8(i)(2) Because It Would, If Implemented, Cause Hercules to Violate State Law.

Under Rule 14a-8(i)(2), a company may omit a stockholder proposal from its proxy materials if the proposal would, if implemented, cause the company to violate state law.

Hercules is incorporated under the laws of the State of Delaware. The Proposal would require Hercules to obtain approval of the "*majority of stockholders* within one year preceding the payment of such compensation" in order for any Hercules officer to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" (emphasis added). The requirement for approval of a "majority of stockholders" is also known as per capita voting.

Alteration of the "one share, one vote" standard set forth in Section 212(a) of the Delaware General Corporation Law (the "DGCL") by a Delaware corporation is valid and enforceable only if set forth in the company's certificate of incorporation. Hercules' Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), attached as Exhibit C, does not authorize per capita voting. Accordingly, the Proposal mandates a voting standard that, if implemented, would cause Hercules to violate Delaware law. We also note that, although the Proposal "recommends" that Hercules adopt the proposed Bylaw amendment, even a precatory proposal is excludable if the action called for by the proposal would violate state,

federal or foreign law. See, e.g., Gencorp Inc. (available December 20, 2004) (concurring that a proposal requesting amendment of the company's governing instruments to require implementation of all stockholder proposals receiving a majority vote is excludable under Rule 14a-8(i)(2)). See also Badger Paper Mills, Inc. (available March 15, 2000); Pennzoil Corporation (available March 22, 1993).

We believe Hercules may omit the Proposal because it would, if implemented, cause Hercules to violate Delaware law. See Pfizer, Inc. (available January 14, 2005) (allowing exclusion of identical proposal); Hewlett-Packard Company (available January 6, 2005) (allowing exclusion of identical proposal). The enclosed opinion of Potter Anderson & Corroon LLP, Hercules' special Delaware counsel, concurs in this conclusion.

II. The Proposal May Be Omitted Under Rule 14a-8(i)(3) Because It Is Contrary to the Commission's Proxy Rules, Including Rule 14a-9, Because it is False and Misleading.

Under Rule 14a-8(i)(3), a company may omit a stockholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, because it is false and misleading. Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false and misleading.

The Staff has consistently taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004); Philadelphia Electric Co. (available July 30, 1992). See also Proctor & Gamble Co. (available October 25, 2002). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the stockholders voting on the proposal." Fuqua Industries, Inc. (available March 12, 1991).

The Staff has applied this precedent to vague and indefinite stockholder proposals concerning executive compensation. See, e.g., Safescript Pharmacies, Inc. (available February 27, 2004) (proposal requesting that stock options be "expensed in accordance with FASB guidelines" where FASB permits two methods of expensing stock-based compensation); Woodward Governor Co. (available November 26, 2003) (proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth); Pfizer Inc. (available February 18, 2003) (proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price"); General Electric Co. (available February 5, 2003) (proposal requesting board to seek stockholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working

employees"); General Electric Co. (available January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for General Electric officers and directors").

As explained in detail below, the Proposal is inherently vague and misleading in three respects: (A) it is unclear what compensation the Proposal applies to; (B) the scope of the Proposal's stockholder approval provision is unclear; and (C) the text of the Bylaw provisions set forth in the Proposal contains vague and conflicting statements as to how these provisions interact with deductibility limitations set forth in the Internal Revenue Code (the "Code").

A. It is Unclear What Compensation the Proposal Applies to.

The Proposal is directed at "*annual compensation* in excess of the limits established by the Code for deductibility of employee remuneration" (emphasis added). The reference to "annual compensation" in the Bylaw text set forth in the Proposal is vague and indefinite. The term "annual compensation" is not defined in the Proposal. Stockholders may be familiar with the term because it is a heading for three columns in the Summary Compensation Table required by Item 402 of Regulation S-K (Salary, Bonus and Other Annual Compensation), and may think that the Proposal relates only these three forms of compensation. However, there is no indication that the Proponent intends this meaning of "annual compensation" to apply. In fact, the Bylaw text set forth in the Proposal specifically addresses its application to stock options and to long-term incentive compensation, both of which are outside of the definition of "annual compensation" in Item 402 of Regulation S-K.

The scope of the term "annual compensation" also is not clarified under the Code. As addressed further below, the Proposal seems to implicate the provisions of Section 162(m) of the Code, which imposes a $1 million limit on the deductibility of compensation that is not "performance-based." However, the term "annual compensation" is not used in Section 162(m), nor is it defined elsewhere in the Code or the implementing regulations.[1]

In the absence of a clear standard under either the Proposal or relevant authority, neither stockholders considering the Proposal nor Hercules, if it were to seek to implement the Proposal, would know what compensation it addresses. The Proposal's reference to "annual compensation" is similar to the reference in a proposal submitted to PepsiCo, Inc. requesting that "the Top Salary be 'capped' at $1,000,000.00 to include bonus, perks, stock options, and this be pro-rated each year." PepsiCo, Inc. (available February 18, 2003). The Staff granted no-action relief to PepsiCo under Rule 14a-8(i)(3) where PepsiCo asserted that the reference to salary to be "capped" was a vague and indefinite term since PepsiCo and its stockholders would not know whether it referenced "an annual salary cap or an aggregate $1,000,000 lifetime salary

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[1] Instead, Section 162(m) references "employee remuneration," which is defined as "the aggregate amount allowable as a deduction under this chapter for such taxable year (determined without regard to this subsection) for remuneration for services performed by such employee (whether or not during the taxable year)," certain commission-based remuneration and qualifying "remuneration payable solely on account of the attainment of one or more performance goals."

limitation." Id. See also Woodward Governor Co. (available September 18, 2003) (supporting statements provided contradictory interpretations of "compensation" by providing a fixed formula for all compensation and also suggesting that only the option portions of "compensation" were implicated). Accordingly, the Proposal's reference to "annual compensation" renders the Proposal vague and indefinite.

B. The Scope of the Proposal's Stockholder Approval Provision is Unclear.

The Proposal's references to obtaining stockholder approval are similarly vague and indefinite as it is unclear what Hercules would ask its stockholders to approve before the prescribed "limits" could be exceeded. The Proposal requires stockholder approval before Hercules could "pay" certain compensation. That standard provides no guidance as to when stockholders are to approve an arrangement. For example, with respect to stock options, it is unclear whether stockholder approval is required within one year prior to the grant of an option or within one year prior to its exercise. As another example, it is unclear when incentive bonuses with multi-year targets would have to be approved by stockholders – it could be the year the targets are established, each year as the bonuses "vest" or the year in which the bonus is actually paid. In contrast, the last paragraph of the supporting statement expresses the Proponent's belief that "it is reasonable to require our company to fully disclose to stockholders both the costs and the terms of its *executive compensation plans*, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes." This suggests that the Proposal intends for Hercules to satisfy the stockholder approval requirement by asking stockholders to approve in advance certain types of compensation under Hercules' executive compensation plans rather than compensation for specific officers. See, e.g., General Electric Co. (available February 5, 2003) (finding a proposal excludable as vague and indefinite where the proposal failed to describe what the company's stockholders would be asked to approve if the levels of executive compensation exceeded the prescribed threshold). Thus, the Proposal's stockholder approval provision is vague and indefinite.

C. The Proposal Contains Conflicting and Ambiguous Statements With Respect to its Operation and Interaction with the Internal Revenue Code.

The Proposal seeks to prohibit Hercules from compensating any officer "in excess of the limits established by the Internal Revenue Code for deductibility of employee remuneration" without first obtaining stockholder approval, but sets forth exceptions and qualifications to that standard. While not explicitly stated in the Proposal, the references in the supporting statements to the Code indicate that the Proposal primarily addresses the limitations on deductible compensation set forth in Section 162(m) of the Code.[2] Section 162(m) establishes a $1 million limitation on the deductibility of compensation earned by certain executive officers, other than compensation that satisfies the Code's standard for "performance-

2 Another provision of the Code that limits the deductibility of compensation is Section 280G, which denies a deduction for certain "excess parachute payments," as defined in the Code and applicable regulations. That provision appears not to be relevant to the Proposal.

based compensation."[3] Under Section 162(m) and the applicable regulations, compensation qualifies as "performance-based compensation" that is not subject to a limitation on deductibility if, among other things: (1) it is established pursuant to an objectively determinable performance standard (subject to "negative discretion"); (2) it is awarded by, and satisfaction of the performance standard is confirmed by, a committee of outside directors; and (3) the performance criteria were approved by stockholders. Generally, stockholder approval may be obtained within five years prior to the date the compensation is earned, although under some arrangements stockholder approval may be obtained more than five years in advance. Thus, if the "performance-based compensation" standards of Section 162(m) are satisfied, the performance-based compensation is deductible regardless of whether other, non-performance-based compensation taxable to the executive in a year exceeds $1 million.

The Proposal is inherently misleading because it contains conflicting or ambiguous statements as to how the standards and conditions contained in the Proposal would interact with the Code. Specifically, the first paragraph of the Proposal provides "no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation." This portion of the Bylaw language suggests that, if compensation is deductible under Section 162(m), such compensation is not affected by the Proposal. However, the Proposal's second paragraph states that "[f]or purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as 'performance-based compensation' or as an 'incentive stock option' within the meaning of the Internal Revenue Code *only if*" (emphasis added) the compensation satisfies certain criteria that are different from the criteria for "performance-based compensation" under Section 162(m).[4] Thus, it is unclear whether the second paragraph of the Bylaw language set forth in the Proposal (1) imposes conditions that must be satisfied with respect to compensation that does not meet the Section 162(m) definition of "performance-based compensation" or (2) instead, sets forth additional conditions that must be satisfied with respect to any compensation in excess of $1 million in order to be payable under the Bylaw provision.

The difference between these two possible interpretations is significant. For example, if an executive who receives $1 million in salary (which is not "performance-based compensation" under either Section 162(m) or the Bylaw's standard) is to exercise a stock option granted under a stockholder-approved plan administered by "outside directors," that stock option would not be affected under the first reading of the Proposal's Bylaw language described above, since it would be deductible as performance-based compensation under Section 162(m).

3 Section 162(m) also enumerates certain other types of compensation that are excluded from the deductibility limitation.

4 These additional criteria, which are set forth in subparts (a) and (b) of the Proposal, relate to certain disclosures for performance-based compensation and expensing incentive stock options. These criteria are not contained in Section 162(m) or elsewhere in the Internal Revenue Code.

However, under the alternative reading of the Proposal, that stock option exercise could not occur unless the option also satisfied the conditions set forth in the Proposal.

The supporting statements in the Proposal fail to clarify this material ambiguity. For example, in one paragraph the statement acknowledges that the Code imposes a $1 million limit on the deductibility of compensation but that the Code provides an exception for "performance-based compensation." However, the next paragraph states that a company "would be able to pay 'performance-based compensation' in excess of the deductibility limit" only if the conditions set forth in the second paragraph of the proposed Bylaw language were satisfied. It would not be clear to either stockholders considering the Proposal, or Hercules if it were to seek to implement the proposal, whether the reference to "the deductibility limitation" refers to any compensation in excess of $1 million, or only that compensation that does not satisfy the Section 162(m) standard for deductibility. Similarly, it is not clear whether the supporting statements' references to "performance-based compensation" refer to the Section 162(m) standard or the standard set forth in the Proposal.

This ambiguity also makes it unclear how the Proposal's Bylaw language operates with respect to executives that are not subject to the Section 162(m) limitation on deductibility. Section 162(m) applies only to the chief executive officer and the four most highly paid other executive officers (as determined under the Commission's proxy rules based upon annual compensation), but only if those individuals remained employed with the company as of the end of its fiscal year.[5] Thus, while the proposal applies to all "officers," Section 162(m)'s limitations on the deductibility of compensation apply only to the chief executive officer and the four most highly paid other executive officers. Thus, it is unclear whether the Proposal means that compensation in excess of $1 million can be paid to an executive officer who is not subject to Section 162(m)'s limitation on deductible compensation without condition (since any compensation in excess of $1 million paid to such an executive is deductible), or whether such compensation can be paid only if one of the conditions set forth in the Bylaw language is satisfied (*i.e.*, stockholder approval during the year before amounts are paid, or satisfaction of the exclusions set forth in the second paragraph of the Bylaw language).

Finally, the Proposal is vague and misleading because the proposed Bylaw text is internally inconsistent. The first paragraph expressly states that "the only exception" to its limitation is "interference with un-removable contractual obligations prior to this proposal." However, the second paragraph of the Bylaw text contains other standards that are available for excluding compensation from the limit set forth in the first paragraph.

Each of these conflicts, ambiguities and inconsistencies means that the proposed Bylaw text could be read by different persons as having different effects. Neither stockholders considering the Proposal, nor Hercules if it were to implement the Proposal, would know which interpretation was intended by the Bylaw language. Past Staff no-action letters support our

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[5] Because Section 162(m) applies only to executives employed as of fiscal year-end, it differs from the Commission's rules on who is included in the Summary Compensation Table.

belief that such widely varying results render the Proposal vague and indefinite under Rule 14a-8(i)(3). For example, in Otter Tail Corporation (available January 12, 2004), the Staff concurred that a proposal requesting that future executive salary and stock option plans be changed to "limit" any benefits for either salary or stock options for five years could be excluded under Rule 14a-8(i)(3) because the language of the proposal was so vague that the stockholders would be unable to determine either the meaning of the proposal or the consequences of its implementation. Just as the Otter Tail proposal was vague because it provided no guidance on the referenced "limit," the Proposal is similarly vague because it contains conflicting statements as to what compensation is subject to its limitations.

Given these ambiguities, it is unclear what actions any stockholders voting for the Proposal would expect Hercules to take and what actions Hercules would be required to take if the Proposal were adopted. The precatory nature of the Proposal makes it even more difficult to understand what is being requested. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading because "any actions ultimately taken by the company upon implementation of [the] proposal could be significantly different from the actions envisioned by [stockholders] voting on the proposal." Occidental Petroleum Corp. (available February 11, 1991). See also Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). As a result of these vague and indefinite provisions in the Proposal, the Proposal is excludable under Rule 14a-8(i)(3).

We believe Hercules may omit the Proposal because it is vague, indefinite, false and misleading.

III. The Proposal May Be Omitted Under Rule 14a-8(i)(6) Because Hercules Would Lack the Power or Authority to Implement It.

Under Rule 14a-8(i)(6), a company may omit a stockholder proposal from its proxy materials if the company would lack the power or authority to implement it. We believe that the Proposal is excludable under Rule 14a-8(i)(6) because Hercules cannot guarantee that Hercules' stockholders would approve an amendment to the Certificate of Incorporation, which would be necessary in order for Hercules to implement the Proposal, and due to the vague and indefinite nature of the Proposal.

The Proposal would require Hercules to obtain approval of the "*majority of stockholders* within one year preceding the payment of such compensation" in order for any Hercules officer to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" (emphasis added). A vote of the "majority of stockholders" is also known as per capita voting.[6] Section 212(a) of the

[6] While it is unusual to require per capita voting, the literal text of the requested Bylaw set forth in the Proposal requires precisely that (as opposed to, for example, a majority of the votes cast or a majority of the shares outstanding). If this is not what the Proponent intended, then the voting requirement is vague and indefinite. In that situation, the

(continued...)

Delaware General Corporation Law (the "DGCL") states "[u]nless otherwise provided in the certificate of incorporation and subject to §213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder . . . ." Per capita voting differs from the "one share, one vote" requirement in Section 212(a). The Certificate of Incorporation does not authorize per capita voting. Thus, Hercules could not implement the Proposal's per capita voting requirement without first amending the Certificate of Incorporation to expressly authorize it. However, Section 242 of the DGCL requires Hercules to obtain stockholder approval before amending the Certificate of Incorporation. Since Hercules cannot guarantee that Hercules' stockholders would approve any such amendment, we believe the Proposal is excludable under Rule 14a-8(i)(6) as beyond Hercules' power to implement.

The Staff has concurred that similar proposals were excludable under Rule 14a-8(i)(6) where, for example, a company could not ensure that stockholders would elect independent directors. See, e.g., H.J. Heinz Co. (available June 14, 2004) (proposal urging the Board to amend the bylaws to require that an independent director who has not served as an officer of the company serve as the Chairman of the Board excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."); General Electric Co. (available February 4, 2002) (proposal recommending that the board increase independence and that the majority of directors on the board be independent excludable under Rule 14a-8(i)(6)). See also AT&T Corp. (available March 10, 2002) (proposal requesting adoption of an independent director bylaw, which would "apply to successor companies" excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal."); Putnam High Income Bond Fund (available April 6, 2001) (proposal requesting a reduction in the investment advisory fee and capping fund reimbursements to the adviser excludable because the fund did not have "the unilateral power" to implement either requirement); The Southern Co. (available February 23, 1995) (proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector excludable under the predecessor to Rule 14a-8(i)(6)). Similarly, Hercules lacks the power or authority to implement the Proposal. Thus, the Proposal is excludable under Rule 14a-8(i)(6).

Moreover, Hercules would also lack the power to implement the Proposal because, as discussed above, it is vague and ambiguous. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Business Machines Corp. (available January 14, 1992). As noted above, the Proposal contains so many ambiguities that it would be impossible for Hercules to implement it. The Proposal refers to the "limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" and

(...continued)

Proposal is excludable under Rule 14a-8(i)(3) because neither Hercules stockholders nor Hercules would be able to determine, with any reasonable certainty, what constitutes "approval by a vote of the majority of the stockholders" if the Proposal were implemented.

the supporting statements provide conflicting advice as to the "limits" to be imposed. Thus, it is unclear what Hercules would ask its stockholders to approve if the "limits" were to be exceeded. Because it would be impossible for Hercules to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

We believe Hercules may omit the Proposal because Hercules would lack the power or authority to implement it.

IV. The Proponent's Identifying Information May Be Omitted From the Proposal Under Rule 14a-8(l)(1).

Under Rule 14a-8(l)(1), a company may exclude a proponent's name, address and number of voting securities held so long as the company includes a statement that the company will promptly provide such information to stockholders upon receiving an oral or written request. The Proponent has included his name and address in the Proposal's third paragraph. Staff Legal Bulletin No. 14 (July 13, 2001) makes clear that the name of a proponent, even if included in a proposal or supporting statement thereto, may be omitted. Therefore, if the Staff does not concur in our view that the entire Proposal may be omitted, we believe Hercules may omit the Proponent's name and address from the text of the Proposal because it is permitted to omit such information from its proxy statement under Rule 14a-8(l)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Hercules excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at 215-864-8606 or Israel J. Floyd, Hercules' General Counsel, at 302-594-5128.

Sincerely,



Justin P. Klein

JPK/lk

Enclosures

cc: Israel J. Floyd, Esq.
William Steiner
John Chevedden

EXHIBIT A

THE PROPOSAL

cc: A A Spizzo
R G Dahlen
E. Miller

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Craig A. Rogerson
Hercules Incorporated (HPC)
Hercules Plz
Wilmington DE 19894

Dear Mr. Rogerson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



William Steiner

9/28/04
Date

cc: Israel J. Floyd, Corporate Secretary
PH: 302 594-5000
FX: 302 594-5400, -7252

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:

"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DJF

DISCOUNT BROKERS

Chevedden
AASpizzo
LG Dahlen
S Farnoff
cc: E. Miller

Date: 19 October 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 3900 shares of Hercules Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 9/4/90, also having held at least two thousand dollars worth of the above mentioned security from at least one year from the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

HPC

Post-it® Fax Note 7671	Date	# of pages ▶
To Israel Floyd	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 302-594-5400 -7252	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

HERCULES

Hercules Incorporated
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894-0001
(302) 594-5000
www.herc.com

November 4, 2004

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

John Chevedden
2215 Nelson Ave, No. 205
Redondo Beach, CA 90278

Gentlemen:

Thanks to Mr. Steiner for his recent correspondence concerning a possible shareholder proposal for Hercules' 2005 Annual Meeting of Shareholders. In order for a shareholder proposal to be properly submitted and considered, the submitter must be a shareholder of Hercules common stock at the time of submission of the proposal and have continuously held the Hercules shares for at least one year prior to the submission of the shareholder proposal. *Unfortunately, we have been unable to confirm that Mr. Steiner is in fact a shareholder of Hercules.*

Pursuant to Rule 14a-8 procedures, since Mr. Steiner is not a shareholder of record, please submit to us a written statement from the "record" holder of your Hercules shares (such as a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the Hercules shares for at least one year.

Thank you for your interest in Hercules.

Sincerely,



Israel J. Floyd
General Counsel and Corporate Secretary

EXHIBIT B

BYLAWS

BY-LAWS

OF

HERCULES INCORPORATED

Under the General Corporation Law

of the State of Delaware

As Revised and Amended
Effective as of
July 15, 2003

TABLE OF CONTENTS

	Page
Article I. Stockholders	
1. Annual Meetings	1
2. Special Meetings	1
3. Place of Meetings	1
4. Notice of Meetings	1
5. Quorum	2
6. Voting; Required Vote	2
7. Record Date	2
8. List Of Stockholders Entitled To Vote	2
9. Inspectors Of Elections	2
10. Stock Ledger	3
11. Stockholder Action	3
Article II. Board of Directors	
1. Number	3
2. Election and Terms	3
3. Removal	3
4. Vacancies	3
5. Annual and Other Regular Meetings	4
6. Special Meetings	4
7. Quorum; Vote Required	4
8. General Powers	4
9. Participation in Meeting by Conference Telephone	4
10. Written Consent in Lieu of Meeting	5
11. Independent Directors	5
Article III. Committees of the Board	
1. Creation of and Powers--General	5
Article IV. Officers	
1. Number, Election and Terms	6
2. Removal and Vacancies	6
3. Powers and Duties	6
Article V. Capital Stock	
1. Stock Certificates	6
2. Transfer of Shares	7
3. Transfer Agents and Registrars	7
4. Working Capital	7
Article VI. General Provisions	
1. Waiver of Notes	7
2. Corporate Seal	7
3. Adjournments	7
4. Emergency By-Laws	8
Article VII. Amendments	
1. Board of Directors and Stockholders	9

BY-LAWS
OF
HERCULES INCORPORATED

Under the General Corporation Law
of the State of Delaware

ARTICLE I.
Stockholders

Section 1. Annual Meeting. An annual meeting of the stockholders shall be held on such day and at such time as the Board of Directors may designate, for the purpose of electing directors whose terms then expire and for the transaction of such other proper business as may be brought before the meeting. If, however, such day shall be a legal holiday in the State of Delaware, then the meeting shall be held at the same time on the next succeeding business day that is not a legal holiday. Any previously scheduled annual meeting of stockholders may be postponed by resolution of the Board of Directors, upon public notice given prior to the date scheduled for such meeting.

Section 2. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law, may be held at any time upon the call of the Chairman of the Board, the Chief Executive Officer, the President or a majority of the Board of Directors. The call shall specify the purposes of the proposed meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice of meeting.

Section 3. Place of Meetings. Meetings of the stockholders, whether annual or special, shall be held either at the principal executive office of the Corporation or at such other place within or without the State of Delaware as may be designated from time to time by the Board of Directors and stated in the notice of any such meeting.

Section 4. Notice of Meetings. Except as otherwise provided by law, written notice of each meeting of stockholders, whether annual or special, shall be given by or at the direction of the Chairman of the Board to each stockholder of record entitled to vote at the meeting. The notice shall state the place, date and time of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, a copy of such notice shall be served personally or by mail, by or at the direction of the Chairman of the Board, not less than ten (10) nor more than fifty (50) days before the date of the meeting. If mailed, such notice shall be directed to each such stockholder at his address as it appears on the stock book of the Corporation unless he shall have filed with the Corporate Secretary a written request that notices intended for him be mailed to some other address, in which case it shall be mailed to the address designated in the request.

The Corporate Secretary shall cause notice of each meeting of the stockholders to be published once in each of the two (2) calendar weeks next preceding the date of the meeting, in at least one newspaper published in the City of New York. In case of a special meeting, the notice shall indicate briefly the purpose of such meeting.

Except to the extent otherwise provided by law, failure to publish notice of an annual or special meeting, or any irregularity in the notice of an annual or special meeting or in the publication thereof, shall not affect the validity of such meeting or of any proceedings thereat.

Section 5. Quorum. At all meetings of the stockholders, the presence in person or by proxy of the holders of record of a majority of the shares of the Corporation's stock issued and outstanding and entitled to vote thereat shall be necessary to constitute a quorum for the transaction of business, unless a higher or different vote shall be required by these By-Laws, or by law or the Corporation's Certificate of Incorporation, in which case such requirement shall govern.

Section 6. Voting; Required Vote. At any meeting of the stockholders, each stockholder entitled to vote thereat shall be entitled to one vote for each share of stock standing in his name on the books of the Corporation that has voting power upon the matter in question. The stockholders entitled to vote at the meeting shall be determined in accordance with the provisions of SECTION 7 of this ARTICLE I. Every person entitled to vote may do so either in person or by a proxy executed in writing by the stockholder or by his duly authorized agent and filed with the Corporate Secretary before or at the time of the meeting. Except as otherwise provided by these By-Laws, or by law or the Corporation's Certificate of Incorporation, voting on any matter brought before any stockholder meeting may be by voice unless the presiding officer shall order, or a majority of stockholders present in person or by proxy shall demand, that voting be by ballot.

At any meeting of stockholders, if a quorum is present, the affirmative vote of the holders of a majority of the shares present in person or by proxy and entitled to vote on the subject matter shall decide all matters brought before the meeting, unless the matter is one that, by these By-Laws, or by law or the Corporation's Certificate of Incorporation, requires a higher or different vote, in which case such requirement shall govern.

Section 7. Record Date. In order that the Corporation may determine the stockholders entitled to receive notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. In such event, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to receive such notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed as aforesaid.

Section 8. List of Stockholders Entitled to Vote. At least ten (10) days in advance of every meeting of the stockholders, the agent having charge of the stock ledger of the Corporation shall make from the stock transfer books a complete list of all stockholders entitled to vote at the meeting, arranged in alphabetical order, with the address of and the number of voting shares held by each. The list, for at least ten (10) days prior to the meeting, shall be open to the examination of any stockholder of record for any purpose germane to the meeting during ordinary business hours, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of meeting, or if not so specified, at the place where the meeting is to be held. The list also shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 9. Inspectors of Elections. Before each meeting of stockholders or any adjournment thereof, the Board of Directors may appoint one or more inspectors of election for the meeting, or, in default thereof, the presiding officer at the meeting may appoint a like number of inspectors. If any of the inspectors previously appointed shall fail to attend, or refuse or be unable to serve, substitutes may be appointed by the presiding officer. If appointed, the inspectors shall determine the number of shares

outstanding, the voting power of each of such shares, the number of shares represented at the meeting, the existence of a quorum and the authenticity, validity and effect of proxies for such shares; they shall receive votes, ballots or consents, and shall hear and determine all challenges and questions in any way arising in connection with the right to vote at such meeting; and they shall count and tabulate all votes or consents, determine the results and perform such further services as may be proper to ensure fairness to all shareholders. The decision, act or certificate of a majority of the inspectors is effective in all respects as the decision, act or certificate of all. Each inspector shall be sworn to the faithful performance of his duties.

Section 10. Stock Ledger. The original or duplicate stock ledger of the Corporation, containing the names and addresses of the stockholders, in alphabetical order, and the number of shares held by each of them shall at all times during usual hours for business be open to examination by any stockholder at the principal office of the Corporation, subject to such terms and conditions as prescribed by law.

Section 11. Stockholder Action. Except as otherwise provided in the Corporation's Certificate of Incorporation, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such holders.

ARTICLE II.
Board of Directors

Section 1. Number. The number of directors, consisting of not less than seven (7) or more than eighteen (18) persons, shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority vote of the directors then in office, except as otherwise fixed by or pursuant to the provisions of Article Fourth of the Corporation's Certificate of Incorporation relating to the rights of holders of any class or series of stock having a preference over the Corporation's common stock as to dividends or upon liquidation. Directors shall be divided into three classes in accordance with the provisions of Article Sixth of the Corporation's Certificate of Incorporation.

Section 2. Election and Terms. At each annual meeting, there shall be elected the number of directors necessary to fill the class of those whose term then expires.* Each director shall serve for a three-year term and until his successor is elected and qualified or until his earlier death, resignation or removal.

Section 3. Removal. Subject to the rights of holders of any class or series of stock having a preference over the Corporation's common stock as to dividends or upon liquidation to elect directors under specified circumstances, any director may be removed at any time from office only with cause and only by the affirmative vote of the holders of record of 80% of the combined voting power of the then-issued and outstanding shares of the stock entitled to vote generally in the election of directors, voting together as a single class.

Section 4. Vacancies. Any vacancy occurring on the Board of Directors, whether caused by death, resignation, removal, an increase in the number of directors or otherwise, may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum. Any director elected to fill a vacancy in the Board occurring as a result of an increase in the number of directors constituting the Board shall be elected to serve only until the next annual meeting of stockholders. In any other event, any director elected to fill a vacancy in the Board shall be elected to serve the remainder of the full term of the director whom he replaces.

* As of July 15, 2003, the Board of Directors amended this sentence by deleting the words "by ballot, by the majority vote of the stock then issued and outstanding and entitled to vote thereat," which appeared immediately after the word "elected," and took action to effect this amendment with respect to future elections of directors, until ratification of such amendment by the shareholders in accordance with the provisions of Article SIXTH, Section 1(5) of the Corporation's Restated Certificate of Incorporation.

Section 5. Annual and Other Regular Meetings. An annual meeting of the Board of Directors shall be held, for the purpose or organization, election of officers and transaction of such other proper business as may be brought before the meeting, as soon as practicable after each annual meeting of stockholders on the same day and at the place specified for the annual meeting of stockholders, or at such other time or place as shall be fixed by the Board. Other regular meetings of the Board may be held at such time and place within or without the State of Delaware as may be determined from time to time by resolution of the Board. No notice shall be required for the annual meeting of the Board other than this By-Law, and no notice for the holding of additional regular meetings of the Board shall be required other than the resolution providing for such meetings. Except as otherwise provided by law, any business may be transacted at any annual or other regular meeting.

Section 6. Special Meetings. Special meetings of the Board of Directors, unless otherwise prescribed by law, may be held at any time upon the call of the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer or the President, and shall be held at the written request of at least two directors then in office. The meetings shall be held at such time and place within or without the State of Delaware as may be stated in such call or request, provided that the time shall permit the giving of notice, as provided in the next succeeding paragraph.

Notice of the time and place of special meetings shall be given by the Corporate Secretary to each director (a) personally or by telex or other electronic transmission, in each case at least twenty-four (24) hours immediately preceding the day for the meeting, or (b) by mail at least forty-eight (48) hours immediately preceding the day for the meeting. Any notice or waiver of notice shall state the time and place of the meeting, but need not specify the business to be transacted at, nor the purpose of, the meeting.

Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 7. Quorum; Vote Required. At all meetings of the Board of Directors, a majority of the directors, for the time being in office, shall be necessary to constitute a quorum for the transaction of business, except as expressly provided otherwise by these By-Laws, or by law or the Corporation's Certificate of Incorporation.

The affirmative vote of a majority of the directors present at any meeting duly constituted shall decide matters brought before the meeting, unless the matter is one that, by these By-Laws, or by law or the Corporation's Certificate of Incorporation, requires a higher or different vote, in which case such requirement shall govern.

Section 8. General Powers. The Board of Directors shall have the management and control of the property, affairs and business of the Corporation, and, subject to restrictions imposed by these By-Laws or by law or the Corporation's Certificate of Incorporation, may exercise all the powers of the Corporation. The Board of Directors, in addition to the powers and authority expressly conferred upon it by these By-Laws, may exercise all such powers as may be exercised by the Corporation and do all such lawful acts and things as are not, by these By-Laws or by law or the Corporation's Certificate of Incorporation, directed or required to be exercised or done by the stockholders.

Section 9. Participation in Meeting by Conference Telephone. Any one or more members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear one another

at the same time. Participation in a meeting pursuant to this SECTION 9 shall constitute presence in person at such meeting for quorum or any other purpose.

Section 10. Written Consent in Lieu of Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto shall be signed by each member of the Board or of such committee, as the case may be. Such written consent or consents shall be filed with the minutes of proceedings of the Board or committee.

Section 11. Independent Directors.

(a) A majority of the individuals for whom the Board of Directors solicits proxies for election to the Board of Directors at the Corporation's annual meeting of stockholders shall consist of individuals who, upon election, would be Independent Directors.

(b) In the event the Board of Directors elects a director(s) between annual meetings of stockholders, the majority of all directors holding office immediately thereafter shall be Independent Directors.

(c) For purposes of this Section 11, the term "Independent Director" shall mean a director who: (i) is not and has not been employed by the Corporation as an executive officer of the Corporation within the five years immediately prior to the meeting at which his or her nomination to the Board of Directors is voted upon; (ii) is not (and is not affiliated with a company or a firm that is) a significant advisor or consultant to the Corporation or any of its subsidiaries; (iii) is not affiliated with a significant customer or supplier of the Corporation or any of its subsidiaries; (iv) does not have significant personal services contract(s) with the Corporation or any of its subsidiaries; (v) is not affiliated with a tax-exempt entity that receives significant contributions from the Corporation or any of its subsidiaries; and (vi) is not a spouse, parent, sibling or child of any person described by (i) through (v).

(d) The Board of Directors shall have the exclusive right and power to interpret and apply the provisions of this Section 11, including, without limitation, the adoption of written definitions of terms used in and guidelines for the application of this Section 11 (any such definitions and guidelines shall be filed with the Secretary of the Corporation, and such definitions and guidelines as may prevail shall be made available to any stockholder upon written request), and any such definitions or guidelines and any other interpretation or application of the provisions of this Section 11 made in good faith shall be binding and conclusive upon all holders of equity securities of the Corporation, provided that, in the case of any interpretation or application of this Section 11 by the Board of Directors to a specific person which results in such person being classified as an Independent Director, the Board of Directors shall have determined that such person is independent of management and free from any relationship that, in the opinion of the Board of Directors, would interfere with such person's exercise of independent judgment as a board member.

ARTICLE III.
Committees of the Board

Section 1. Creation of and Powers–General. The Board of Directors, by resolution adopted by a majority of the directors then in office, may designate from time to time one or more committees, each consisting of three or more directors to serve at the pleasure of the Board. Any such committee shall have and may exercise such authority and powers of the Board in the management of the business and affairs as the Board shall by resolution have granted to it, subject to any limitation imposed by law or by the

Corporation's Certificate of Incorporation. All action by such committee shall be reported to the Board at its next meeting succeeding such action, and shall be subject to revision or alteration by the Board, provided that no act or rights of third parties shall be affected by any such revision or alteration. Each committee may adopt, amend and repeal its own rules for the conduct of its business which shall not be inconsistent with these By-Laws, but in every case, the presence of a majority shall be necessary to constitute a quorum and the affirmative vote of a majority of all the members of a committee shall be necessary to its taking any action or adopting any resolution.

ARTICLE IV.
Officers

Section 1. Number, Election and Terms. The officers of the Corporation shall be a Chairman of the Board of Directors, a Chief Executive Officer, a President, one or more Vice Presidents (who are designated as officers by the Board), a Treasurer, a Controller, a Corporate Secretary and if the Board of Directors shall so determine, one or more Assistant Secretaries and Assistant Treasurers, all of whom shall be elected annually by the Board of Directors at its annual meeting. The Board also may elect such other officers with such titles and duties as it shall deem desirable or appropriate. Each such officer shall serve at the pleasure of the Board until the first meeting of the Board after the annual meeting of stockholders next succeeding his election, and until his successor is elected and qualified or until his earlier resignation or removal. Any number of offices may be held by the same person.

Section 2. Removal and Vacancies. The Board of Directors may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by reason of death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board at any regular or special meeting. In its discretion, the Board may leave unfilled for any such period as it may fix by resolution any offices except those of President, Treasurer and Corporate Secretary.

Section 3. Powers and Duties. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in a resolution by the Board of Directors which is not inconsistent with these By-laws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. The Board may require any officer, agent or employee to give security for the faithful performance of his duties.

ARTICLE V.
Capital Stock

Section 1. Stock Certificates. The shares of the capital stock of the Corporation shall be represented by certificates in such form as may be approved from time to time by the Board of Directors. The Chairman of the Board shall issue, or cause to be issued, to each stockholder a certificate or certificates signed by himself or the President, and countersigned by the Treasurer or an Assistant Treasurer, with the seal of the Corporation affixed thereto, certifying the number of shares of stock owned by him in the Corporation; provided, however, that when any such certificate is signed by a transfer agent or an assistant transfer agent or by a transfer clerk acting on behalf of the Corporation and by a registrar, the signature of any such Chairman of the Board, President, Treasurer or Assistant Treasurer, and the seal of the Corporation, may be facsimile, printed or engraved. No certificate shall be valid unless it is signed by the Chairman of the Board or the President and countersigned by the Treasurer or the Assistant Treasurer, except as provided above.

Section 2. Transfer of Shares. Shares of stock of the Corporation shall be transferable only on its books by the holder or holders of record thereof, in person or by proxy, or by his or their duly authorized attorney or legal representative, upon surrender to the Corporation of the old certificate or certificates for such shares properly endorsed by the registered holder or by his duly authorized attorney in fact, with such evidence of the authenticity of such transfer, authorization and other matters as the Corporation or its agents may reasonably require, and accompanied by all necessary Federal and state stock transfer stamps. Surrendered certificates shall be canceled at the time of such transfer and new certificates shall be issued in exchange therefor. Each transfer shall be recorded, and the original record, or a duplicate thereof, shall be kept at the principal office of the Corporation in the State of Delaware. The Board of Directors may make such additional rules and regulations concerning the issuance, transfer and registration of share certificates. The Board also may make rules and regulations concerning replacement certificates for lost, stolen or destroyed certificates, including, without limitations, requirements as to proof of claim, timeliness of requests for new certificates and bond requirements.

Section 3. Transfer Agents and Registrars. The Board of Directors may appoint one or more transfer agents and one or more registrars of transfers, and may require all stock certificates to bear the signature or signatures of any of them. Stock transfer agents and registrars shall perform such duties as may be delegated from time to time by the Board.

Section 4. Working Capital. Before making any distribution of profits, there may be set aside out of the net profits of the Corporation such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems expedient, for working capital, or for the expansion of the business, or for contingencies, or for equalizing dividends, or for any other purpose, and all profits of any year not distributed as dividends shall be deemed to have been thus set apart by the Board.

ARTICLE VI.
General Provisions

Section 1. Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of these By-Laws or under the provisions of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation, a written waiver thereof signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

Section 2. Corporate Seal. The Corporation shall have a seal upon which shall be inscribed its name, the year of its creation and the word "Delaware." A duplicate of the seal may be kept and used by the Treasurer, or by any Assistant Secretary or Assistant Treasurer, when specially authorized by the Board of Directors.

Section 3. Adjournments. Whenever at any meeting provided for in these By-Laws less than a quorum shall be present or represented, such meeting may thereupon be adjourned from time to time by a majority vote of those present or represented to reconvene at the same place or some other place, and notice need not be given of any such adjourned meeting or of the business to be transacted thereat other than by announcement at the meeting at which the adjournment is taken. At any adjourned meeting,

any business may be transacted that could have been transacted at the meeting originally called had a quorum been present.

When any meeting of the stockholders, either annual or special, is adjourned for thirty (30) days or more, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given as in the case of an original meeting.

Section 4. Emergency By-Laws. The provisions in this SECTION 4 shall be operative during any emergency in the conduct of the business of the Corporation resulting from a catastrophe, disaster, calamity or other similar event, notwithstanding any different provision in the preceding ARTICLES of these By-Laws or in the Corporation's Certificate of Incorporation. To the extent not inconsistent with the provisions of this SECTION 4, the provisions in the preceding ARTICLES of these By-Laws shall remain in effect during such emergency, and upon its termination the provisions in this SECTION 4 shall cease to be operative.

During any such emergency:

(a) An emergency meeting or meetings of the Board of Directors or of the surviving members thereof shall be called by the Chairman of the Board, if available, or, if he is not available, by any other director or directors of the Corporation; any such meeting shall be held at such time and place and upon such notice, if any, as the person or persons calling the meeting shall deem proper under the circumstances. The Board may take any action at any such meeting that it deems necessary and appropriate to meet the emergency.

(b) Vacancies on the Board of Directors shall be filled as soon as practicable in the manner specified in SECTION 3 of ARTICLE II of the By-Laws. In filling vacancies, consideration shall be given to senior officers of the Corporation.

(c) The presence of three (3) directors shall be sufficient for the transaction of business at emergency meetings of the Board of Directors, except that if there are less than three (3) surviving directors, the surviving director or directors, although less than a quorum, may fill vacancies on the Board.

(d) The By-Laws may be amended by the Board of Directors without notice of the proposed amendment being given in the notice of the meeting.

(e) Without limiting the generality of the foregoing, the Board of Directors is authorized to make all necessary determinations of fact regarding the extent and severity of the emergency and the availability of members of the Board; to designate and replace officers, agents and employees of the Corporation and otherwise provide for continuity of management; and to elect a chairman, adopt rules of procedures and fill vacancies.

(f) The emergency powers provided in this ARTICLE shall be in addition to any powers provided by law.

No officer, director or employee acting in accordance with the provisions of this SECTION 4 shall be liable except for willful misconduct.

ARTICLE VII.
Amendments

Section 1. Board of Directors and Stockholders. The Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal from time to time the By-Laws of the Corporation; provided, however, that any By-Law made by the Board may be altered, amended or repealed by the holders of capital stock of the Corporation entitled to vote thereon at any annual meeting or at any special meeting called for that purpose, provided that notice of such proposed alteration, amendment or repeal is included in the notice of such annual or special meeting.

EXHIBIT C

CERTIFICATE OF INCORPORATION

CERTIFICATE OF AMENDMENT
TO
THE RESTATED CERTIFICATE OF INCORPORATION
OF
HERCULES INCORPORATED

Under Section 242 of the
Delaware General Corporation Law

HERCULES INCORPORATED, a corporation organized and existing under and by virtue of the General Corporation Law of the Sate of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Hercules Incorporated held on December 8, 1994, resolutions were duly adopted setting forth the proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and directing that consideration thereof be made at the Annual Meeting of Stockholders of said corporation to be held on the 27th day of April, 1995. Resolutions setting forth the proposed amendment are as follows:

> "**RESOLVED**, that upon the recommendation of the Finance Committee, the Board of Directors approves of the said 300 million of authorized common stock and submission of the same to Hercules shareholders for approval at the 1995 Annual Meeting.
>
> "**RESOLVED**, that the Board of Directors hereby adopts an amendment to Hercules' Certificate of Incorporation pursuant to which (1) the authorized shares of the Corporation's Common Stock, without par value, (the "Common Stock") shall be increased from 150,000,000 shares to 300,000,000 shares, and (ii) each issued and outstanding share of common Stock shall be split on a three-for-one basis as of the effective date of the amendment; and, in connection with such amendment, the Board of Directors hereby amends the first sentence of Article FOURTH of the Certificate of Incorporation to read as follows:
>
> > "**FOURTH**: The total number of shares of capital stock which the Corporation shall have the authority to issue is three hundred two million (302,000,000) shares, of which three hundred million (300,000,000) shares shall be Common Stock without par value (hereinafter "Common Stock") and two million (2,000,000) shares shall be series Preferred Stock without par value (hereinafter called "Series Preferred Stock"); and
>
> "**RESOLVED FURTHER**, that upon approval by the stockholders at the Annual Meeting being held on April 27, 1995, the Board of Directors hereby authorizes and directs the Corporation's officers to file the aforesaid amendment to the Certificate of Incorporation with the Secretary of State of Delaware, and to execute and to take all such

other action as may be necessary or required to make the said Certificate of Incorporation effective; and

"FURTHER RESOLVED, that the items, individually and collectively, mentioned in the above Resolutions are deemed "Approved Items", each and all of Hercules' officers, jointly and severally, is and are hereby designated an "Empowered Person" and authorized and directed to effectuate such Approved Items, all subject to and in accordance with the Standing Resolution For Empowered Persons."

SECOND: At the Annual Meeting of Stockholders of said corporation, duly called and held on the 27th day of April, 1995, a necessary number of shares as required by statute were voted in favor of the amendment to replace the first sentence of Article FOURTH of the Certificate of Incorporation to read as follows:

"FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is three hundred two million (302,000,000) shares, of which three hundred million (300,000,000) shares shall be Common Stock without par value (hereinafter "Common Stock") and two million (2,000,000) shares shall be series Preferred Stock without par value (hereinafter called "Series Preferred Stock")."

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of The General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, the said **HERCULES INCORPORATED** has caused this Certificate to be signed by its President and its corporate seal to be hereunto affixed and attested by its Secretary this 14th day of October, 1995.

HERCULES INCORPORATED

By: /s/ Thomas L. Gossage
Thomas L. Gossage
Chairman of the Board and
Chief Executive Officer

[SEAL]

ATTEST:

By: /s/ Israel J. Floyd
Israel J. Floyd, Secretary

RESTATED CERTIFICATE OF INCORPORATION
OF
HERCULES INCORPORATED

Under Section 245
of the
Delaware General Corporation Law

HERCULES INCORPORATED, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

1. The name of the Corporation is HERCULES INCORPROATED, except that for purposes of filing this name with the Secretary of State of the State of Florida in compliance with Chapter 613 of the Florida Statutes and for the purposes of service of process within the State of Florida upon the corporation, it shall be known as HERCULES INCORPORATED OF DELAWARE. The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 18, 1912, under the name HERCULES POWDER COMPANY. It has been amended and/or supplemented numerous times since that date, including, most recently, by a Certificate of Correction filed with the Secretary of State on July 6, 1988.

2. This Restated Certificate of Incorporation only restates and integrates and does not further amend the provisions of this Corporation's Certificate of Incorporation as theretofore amended or supplemented, and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation.

3. The text of this Corporation's Certificate of Incorporation, as amended or supplemented heretobefore, is hereby restated without further amendments or changes to read in full as follows:

"**FIRST**: The name of the Corporation is HERCULES INCORPORATED, except that for the purposes of filing this name with the Secretary of State of the State of Florida in compliance with Chapter 613 of the Florida Statutes and for the purposes of service of process within the State of Florida upon the Corporation, it shall be known as HERCULES INCORPORATED OF DELAWARE.

"**SECOND**: The registered office of the Corporation in the State of Delaware is located at Hercules Plaza, 1313 North Market Street, City of Wilmington, County of New Castle. The name of its registered agent at that address is Hercules Incorporated.

"**THIRD**: The purpose of the Corporation is to engage in any part of the world in any capacity in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware, and the Corporation shall be authorized to exercise and enjoy all powers, rights and privileges which corporations organized under the General Corporation Law of Delaware may have including without limitation all powers, rights and

privileges necessary or convenient to carry out all those acts and activities in which it may lawfully engage.

"**FOURTH**: The total number of shares of capital stock which the Corporation shall have authority to issue is one hundred and fifty-two million (152,000,000) shares, of which one hundred and fifty million (150,000,000) shares shall be Common Stock without par value (hereinafter called 'Common Stock') and two million (2,000,000) shares shall be Series Preferred Stock without par value (hereinafter called 'Series Preferred Stock').

"Section I. Series Preferred Stock may be issued from time to time in one or more series, the shares of each series to have such voting powers, full or limited, or no voting powers, and such other powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as are stated and expressed herein and as shall be stated and expressed in a resolution or resolutions providing for the issue of such series adopted by the Board of Directors, subject to the limitations prescribed by law and in accordance with the provisions hereof.

"1. Authority is hereby expressly granted to and vested in the Board of Directors, subject to the provisions of this Article Fourth, to authorize the issue of one or more series of Series of Preferred Stock, and with respect to each such series to fix by resolution or resolutions providing for the issue of such series:

"(a) The maximum number of shares to constitute such series and the distinctive designation thereof;

"(b) Whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and if so, the terms of such voting rights;

"(c) The dividend rate, if any, on the shares of such series, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any other class or classes or on any other series of capital stock, and whether such dividends shall be cumulative or non-cumulative;

"(d) Whether the shares of such series shall be subject to redemption by the Corporation for cash, property or rights, including securities of any other, corporation, at the option of the Corporation or the holder or both or upon the happening of a specified event, and, if made subject to redemption, the times or events, prices, rates and other terms and conditions of such redemption;

"(e) The rights of the holders of shares of such series upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the preference or relation which such rights shall bear to the rights of any

other class or classes or any other series of capital stock upon the happening of any such event;

"(f) Whether or not the shares of such series shall be subject to the operation of a retirement or sinking fund, and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or to corporate purposes and the terms and provisions relative to the operation thereof;

"(g) Whether or not and upon what terms and conditions such series shall be convertible into, or exchangeable for, at the option of the Corporation or the holder or both or upon the happening of a specified event, shares of stock of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation, and the times or events, price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and other terms and conditions of such conversions or exchanges;

"(h) The limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or making of other distributions on, and upon the purchase, redemption or other acquisition by the Corporation of, the Common Stock or any other class or classes or any one or more series of stock of the Corporation ranking junior to the shares of such series either as to dividends or upon liquidation;

"(i) The conditions or restrictions, if any, upon the creation of indebtedness of the Corporation or upon the issue of any additional stock (including additional shares of such series or of any other series or of any other class) ranking on a parity with or prior to the shares of such series as to dividends or distribution of assets on liquidation, dissolution or winding up;

"(j) The restrictions, if any, on the issue or reissue of any shares of such series; and

"(k) Any other preference and relative, participating, optional, or other special rights and qualifications, limitations or restrictions thereof as shall not be inconsistent with this Article Fourth.

"2. All shares of any one series of the Series Preferred Stock shall be identical with each other in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends, if any, thereon shall be cumulative; and all series shall rank equally and be identical in all respects except as permitted by the foregoing provisions of Section I of this Article Fourth.

"3. The Board of Directors may, subject to the provisions of the resolution or resolutions creating any series of Series Preferred Stock with respect

to the payment of dividends on any series of Series Preferred Stock, declare and pay dividends payable in Common Stock on the Common Stock, and the Board of Directors may, subject as aforesaid, declare and pay dividends on the Common Stock payable in cash or property other than Common Stock but only whenever dividends on the then outstanding Series Preferred Stock as may be required with respect to any and all series outstanding shall have been paid or declared and set apart for payment and after complying with any requirements as may then be in effect with respect to any retirement or sinking fund or funds for any and all series of Series Preferred Stock, and the Series Preferred Stock shall not be entitled to share therein.

"4. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of any class or classes of stock of the Corporation ranking junior to the Series Preferred Stock upon liquidation, if any, the holders of the shares of the Series Preferred Stock shall be entitled to receive payment at the rate fixed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series, plus (if dividends on shares of such series of Series Preferred Stock shall be cumulative) an amount equal to all dividends (whether or not earned or declared) accumulated to the date of final distribution to such holders; but they shall be entitled to no further payment. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of the shares of Series Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid, then such assets, or the proceeds thereof, shall be distributed among such holders first, if more than one series of Series Preferred Stock is outstanding, in accordance with the relative rights and preferences, if any, of such series upon liquidation, dissolution or winding up and then, with respect to each series, ratably to the holders of shares of such series. Solely for the purposes of this Paragraph 4., the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities, or other consideration) of all or substantially all the property or assets of the Corporation shall be deemed a voluntary liquidation, dissolution or winding up of the Corporation, but a consolidation or merger of the Corporation with one or more other corporations shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary.

"5. Nothing in this Article Fourth shall limit any right of the Corporation conferred in this Restated Certificate of Incorporation or by law to purchase or redeem or otherwise acquire any shares of its capital stock.

"6. Except as shall be otherwise stated and expressed in the resolution or resolutions of the Board of Directors providing for the issue of any series and except as otherwise required by the laws of the State of Delaware, the holders of shares of Series Preferred Stock shall have, with respect to such shares, no right or

power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any meeting of stockholders.

"Section II. All shares of Common Stock shall be identical with each other in every respect. The shares of Common Stock shall entitle the holders thereof to one vote for each share upon all matters upon which stockholders have the right to vote.

"The Common Stock is subject to all the powers, rights, privileges, preferences and priorities of the Series Preferred Stock as are stated and expressed herein and as shall be stated and expressed in any resolution or resolutions adopted by the Board of Directors pursuant to authority expressly granted to and vested in it by the provisions of this Article Fourth.

"From time to time the Common Stock may be increased according to law, but no such increase shall be made without the consent, in the manner provided by law, of not less than two-thirds in interest of those shares which then have voting powers.

"**FIFTH**: Section I. To the fullest extent authorized or permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, a director of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This Section shall not eliminate or limit the liability of a director for any act or omission occurring prior to the effective date of its adoption. Any repeal or modification of this Section, directly or indirectly, such as by adoption of an inconsistent provision of this Certificate of Incorporation, shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

"Section II.

"1. Each person who. was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter collectively referred to as a 'Proceeding'), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employe or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employe benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employe or agent or in any other capacity while serving as a director, officer, employe or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employe or agent and shall inure to the benefit of his or her heirs, executors and administrators.

The right to indemnification conferred in this Section shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employe benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employes and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

"2. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

"3. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employe or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

"4. If this Section or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director, officer, employe and agent of the Corporation as to expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) with respect to any proceeding to the full extent permitted by any applicable portion of this Section that shall not have been invalidated and to the full extent permitted by applicable law.

"**SIXTH**: The business and affairs of the Corporation shall be exercised by or under the direction of the Board of Directors, except as otherwise provided herein or required by law.

"Section I. For the management of the business and for the conduct of the affairs of the Corporation, and in further creation, definition, limitation and regulation of the power of the Corporation and of its directors and of its stockholders, it is further provided:

"1. Except as otherwise fixed by or pursuant to the provisions of Article Fourth of the Restated Certificate of Incorporation relating to the rights of holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the Board of Directors of the Corporation shall consist of not less than seven (7) nor more than eighteen (18) persons. The

exact number of directors within the minimum and maximum limitations specified in the preceding sentence shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors. At the 1986 Annual Meeting of Stockholders, the directors shall be classified, with respect to the time for which they severally hold office, into three classes as equal in number as possible as determined by the Board of Directors of the Corporation, with the term of office of one class to expire at the 1987 Annual Meeting of Stockholders, the term of another class to expire at the 1988 Annual Meeting of Stockholders, and the term of the third class to expire at the 1989 Annual Meeting of Stockholders, the members of each class to hold office until their respective successors shall have been duly elected and qualified. At each annual meeting of the stockholders of the Corporation following such initial classification and election, directors elected to succeed those directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

"2. Except as otherwise fixed by or pursuant to the provisions of Article Fourth of this Restated Certificate of Incorporation relating to the rights of holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

"3. Subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, any director, or the entire Board of Directors, may be removed from office only with cause, and only, by the affirmative vote of the holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

"4. Except as otherwise expressly provided in Section II of Article Fourth and Paragraph 4 of Section II of Article Sixth of this Restated Certificate of Incorporation, and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

"5. The Board of Directors shall have power to make, alter, amend and repeal the By-Laws (except so far as the By-Laws adopted by the stockholders shall otherwise provide). Any By-Laws made by the directors under the powers conferred hereby may be altered, amended or repealed by the directors or by the stockholders. Notwithstanding the foregoing and anything contained in this Restated Certificate of Incorporation to the contrary, Sections 2 and 11 of

Article I and Sections 1 and 2 of Article II of the By-Laws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least 80% of the voting power of all the shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

"6. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of all shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal, or to adopt any provision inconsistent with, this Section I of Article Sixth or any provision hereof.

"Section II: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized:

"1. To make, alter, amend, or repeal from time to time the By-Laws of the Corporation; provided, however, that any By-Law made by the Board of Directors may be altered, amended or repealed by the holders of capital stock of the Corporation entitled to vote thereon at any annual meeting or at any special meeting called for that purpose, provided that notice of such proposed alteration, amendment or repeal is included in the notice of such annual or special meeting.

"2. To determine the use and disposition of any surplus and net profits of the Corporation including the determination of the amount of working capital required, to set apart out of any of the funds of the Corporation, whether or not available for dividends, a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

"3. To designate, by resolution passed by a majority of the whole Board, one or more committees, each committee to consist of one or more directors of the Corporation, which, to the extent provided in the resolution designating the committee or in the By-Laws of the Corporation, shall have and may exercise subject to the provisions of the General Corporation Law of Delaware the powers of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be provided in the By-Laws of the Corporation or as may be determined from time to time by resolution adopted by the Board of Directors.

"4. With the written assent without a meeting of the holders of two-thirds of its stock, or pursuant to the affirmative vote, in person or by proxy, at any meeting called as provided in the By-Laws, of the holders of two-thirds of its stock, issued and outstanding, the Board of Directors may sell, convey, assign, transfer or otherwise dispose of, the property, assets, rights and privileges of the Corporation, as an entirety, for such consideration and on such terms as they may determine.

"**SEVENTH**: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its

stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers, appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code, or on the application of trustees in dissolution, or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors and/or of the stockholders or class of stockholders, of this Corporation, as the case may be, to be summoned in such a manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class or creditors and/or of the stockholders or class of stockholders, of this Corporation, as the case may be, agrees to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding upon all the creditors or class of creditors and/or upon all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

"**EIGHTH**: The duration of the Corporation shall be perpetual.

"**NINTH**: Notwithstanding anything herein to the contrary, the provisions of this Article Ninth shall not apply to any transaction in which the third paragraph of Section II of Article Fourth or Paragraph 4 of Section II of Article Sixth of this Restated Certificate of Incorporation applies by reason of (1) an increase in Common Stock, or (2) the sale, conveyance, assignment, transfer or other disposition of the property, assets, rights and privileges of the Corporation as an entity, or both.

"Section I. In addition to any affirmative vote required by law or this Restated Certificate of Incorporation, and except as otherwise expressly provided in Section II of this Article Ninth:

"(a) Any merger or consolidation of the Corporation or any Subsidiary (as hereinafter defined) with (i) any Interested Stockholder (as hereinafter defined) or (ii) any other corporation (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate (as hereinafter defined) of an Interested Stockholder; or

"(b) Any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder or any Affiliate of any Interested Stockholder of any assets of the Corporation or any Subsidiary having an aggregate Fair Market Value (as hereinafter defined) of $100 million or more; or

"(c) The issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to any Interested Stockholder or any Affiliate of any Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value of $100 million or more; or

"(d) The adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of any Interested Stockholder or any Affiliate of any Interested Stockholder; or

"(e) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of Equity Security (as hereinafter defined) of the Corporation or any Subsidiary which is directly or indirectly owned by any Interested Stockholder or any Affiliate of any Interested Stockholder;

"shall require the affirmative vote of the holders of at least 80% of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (the 'Voting Stock' for purposes of this Article Ninth), voting together as a single class (it being understood that for purposes of this Article Ninth, each share of the Voting Stock shall have the number of votes granted to it pursuant to Section II of Article Fourth of this Restated Certificate of Incorporation). Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise.

"The term 'Business Combination' used in this Article Ninth shall mean any transaction which is referred to in any one or more clauses (a) through (e) of the immediately preceding paragraph.

"Section II. The provisions of Section I of this Article Ninth shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by law and any other provision of this Restated Certificate of Incorporation, if all of the conditions specified in either of the following Paragraphs 1 and 2 are met:

"1. The Business Combination shall have been approved by a majority of the Disinterested Directors (as hereinafter defined).

"2. All of the following conditions shall have been met:

"(a) The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by all holders of Common Stock in such Business Combination shall be at least equal to the higher of the following:

"(i) (If applicable) the highest per-share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of Common Stock acquired by it

(1) within the two-year period immediately prior to the first public announcement of the terms of the proposed Business Combination (the 'Announcement Date') or (2) in the transaction in which it became an Interested Stockholder, whichever is higher; and

"(ii) the Fair Market Value per share of Common Stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder (such latter date is referred to in this Article Ninth as the 'Determination Date'), whichever is higher.

"(b) The consideration to be received by holders of Common Stock shall be in cash or in the same form as the Interested Stockholder has previously paid for shares of such class. If the Interested Stockholder has paid for shares of Common Stock with varying forms of consideration, the form of consideration for Common Stock shall be either cash or the form used to acquire the largest number of shares of such class previously acquired by it. The price determined in accordance with Paragraph 2(a) of this Section II shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination of shares or similar event.

"(c) After such Interested Stockholder has become an Interested Stockholder and prior to the consummation of such Business Combination: (i) except as approved by a majority of the Disinterested Directors, there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) on any outstanding stock having a preference over the Common Stock as to dividends or upon liquidation; (ii) there shall have been (1) no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock), except as approved by a majority of the Disinterested Directors, and (2) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the Common Stock, unless the failure so to increase such annual rate is approved by a majority of the Disinterested Directors: and (iii) such Interested Stockholder shall have not become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder.

"(d) After such Interested Stockholder has become an Interested Stockholder, such Interested Stockholder shall not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise.

"(e) A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to public stockholders of the Corporation at least thirty (30) days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions).

"Section III. For the purpose of this Article Ninth:

"1. 'Person' shall mean any individual, firm, corporation or other entity.

"2. 'Interested Stockholder' shall mean any person (other than the Corporation or any Subsidiary or any employe benefit plan of the Corporation or any Subsidiary) who or which:

"(a) Is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding Voting Stock; or

"(b) Is an Affiliate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding Voting Stock; or

"(c) Is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by an Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

"3. A person shall be a 'beneficial owner' of any Voting Stock:

"(a) which such person or any of his Affiliates or Associates (as hereinafter defined) beneficially owns directly or indirectly; or

"(b) Which such person or any of his Affiliates or Associates has (1) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (2) the right to vote pursuant to any agreement, arrangement or understanding; or

"(c) Which are beneficially owned, directly or indirectly, by any other person with which such person or any of his Affiliates or Associates has any

agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

"4. For the purpose of determining whether a person is an Interested Stockholder pursuant to Paragraph 2 of this Section III, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of Paragraph 3 of this Section III, but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

"5. 'Affiliate' or 'Associate' shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on January 1, 1986.

"6. 'Subsidiary' means any corporation of which a majority of any class of Equity Security (as hereinafter defined) is owned, directly or indirectly, by the Corporation, provided, however, that for the purposes of the definition of Interested Stockholder set forth in Paragraph 2 of this Section III, the term 'Subsidiary' shall mean only a corporation of which a majority of each class of Equity Security is owned, directly or indirectly, by the Corporation.

"7. 'Disinterested Director' means any member of the Board of Directors who is unaffiliated with the interested Stockholder and was a member of the Board of Directors prior to the time that the Interested Stockholder became an Interested Stockholder, and any director who is thereafter appointed to fill any vacancy on the Board of Directors or who is elected and, in either event, who is unaffiliated with then Interested Stockholder and is in connection with his initial assumption of office recommended for election or appointment by a majority of Disinterested Directors then on the Board of Directors.

"8. 'Fair Market Value' means: (a) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange--Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc., Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board of Directors in good faith, and (b) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board of Directors in good faith.

"9. In the event of any Business Combination in which the Corporation survives, the phrase 'consideration other than cash to be received' as used in Paragraphs 2(a) of Section II of this Article Ninth shall include the shares of Common Stock retained by the holders of such shares.

"10. 'Equity Security' shall have the meaning ascribed to such term in Section 3(a)(11) of the Securities Exchange Act of 1934, as in effect on January 1, 1986.

"Section IV. A majority of the Directors shall have the power and duty to determine for the purposes of this Article Ninth, on the basis of information known to them after. reasonable inquiry, (a) whether a person is an Interested Stockholder, (b) the number of shares of Voting Stock beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another, (d) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Corporation or any Subsidiary in any Business Combination has, an aggregate fair market value of $100 or more. A majority of the Directors shall have the further power to interpret all of the terms and provisions of this Article Ninth.

"Section V. Nothing contained in this Article Ninth shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

"Section VI. Notwithstanding any other provisions of this Restated Certificate of Incorporation or the By-Laws (and notwithstanding the fact that a lesser percentage may be specified by law, this Restated Certificate of Incorporation or the By-Laws), the affirmative vote of the holders of 80% or more of the outstanding Voting Stock, voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent with, this Article Ninth or any provision hereof."

4. This Restated Certificate of Incorporation was duly adopted by the Board of Directors in accordance with the provisions of Section 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the said **HERCULES INCORPORATED** has caused this certificate to be signed by its President and Chief Operating Officer, and its corporate seal to be hereunto affixed and attested by its Secretary, this 30th day of June, 1988.

HERCULES INCORPORATED

BY /s/ Fred L. Buckner
Fred L. Buckner
President and Chief Operating Officer

[SEAL]
ATTEST:

BY /s/ Charles W. K. Gamble
Charles W. K. Gamble, Secretary

[Official copies of these documents may be obtained from the Secretary of State of the State of Delaware, Dover, Delaware, telephone: (302) 739-3073.]



1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

RECEIVED
2005 FEB -9 AM 10:06
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 7, 2005

Hercules Incorporated
1313 N. Market Street
Hercules Plaza
Wilmington, Delaware 19894

Re: Stockholder Proposal Submitted By William Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to Hercules Incorporated, a Delaware corporation (the "Company"), in connection with a certain stockholder proposal and supporting statement (the "Proposal") submitted by William Steiner, naming John Chevedden as his designated representative, which Proposal was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's stockholders in connection with its 2005 annual meeting of stockholders. In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

In our capacity as special Delaware counsel, and in connection with our opinions hereinafter set forth, we have been furnished and have examined copies of only the following documents, all of which have been supplied to us by the Company or obtained from publicly available records:

1. The Restated Certificate of Incorporation of the Company, as filed with the Office of the Secretary of State of the State of Delaware (the "Secretary of State") on July 6, 1988, the Certificate of Ownership and Merger of the Company, as filed with the Secretary of State on June 30, 1989, the Certificate of Amendment of the Company, as filed with the Secretary of State on October 24, 1995, and the Certificate of Ownership and Merger of the Company, as filed with the Secretary of State on September 30, 2004, which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (the "Certificate of Incorporation");

2. The By-laws of the Company, as revised and amended effective as of July 15, 2003, which we assume constitute the By-laws of the Company as currently in effect (the "By-laws"); and

3. The Proposal.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals, the conformity with authentic originals of all documents submitted to us as copies or forms, the genuineness of all signatures, and the legal capacity of natural persons; and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For purposes of rendering our opinions set forth herein, we have not reviewed any documents of or applicable to the Company other than the documents listed above, and we have assumed that there exists no provision of any such other document that is inconsistent with or would otherwise alter our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but have relied solely upon the foregoing documents, the statements and information set forth therein, all of which we have assumed to be true, complete, and accurate in all material respects.

The Proposal

The Proposal recommends that the Bylaws be amended by adding the following provision:

> Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted.

You have requested our opinion, as a matter of Delaware law, whether the purported per capita vote requirement set forth in the Proposal, which requires a vote of a majority of the stockholders in certain circumstances, would, if implemented, cause the Company to violate Delaware law.

Discussion

The Proposal would require the Company to obtain approval of a "majority of the stockholders" in order for any officers of the Company to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration." (emphasis added). Accordingly, the Proposal expressly requires approval by a percentage of holders of stock, rather than approval by the holders of a specified percentage of shares of stock. In other words, by its express terms, the provision contemplates per capita voting.

Section 212 of the General Corporation Law provides in pertinent part that "[u]nless otherwise provided in the certificate of incorporation ... each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder." Article FOURTH, Section II of the Certificate of Incorporation also sets forth a one-vote-per-share rule for voting by holders of the Company's Common Stock. Alteration of the "one-vote-per-share rule" is valid and enforceable only if set forth in the certificate of incorporation. Providence & Worcester Co. v. Baker, 378 A.2d 121 (Del. 1977); see also Williams v. Geier, 671 A.2d 1368 (Del. 1996) (holding that alteration of the one-vote-per-share status by amendment to the certificate of incorporation was valid); Sagusa, Inc. v. Magellan Petroleum Corp., 1993 WL 512487 (Del. Ch. Dec. 1, 1993) (holding that a per capita voting scheme provided in both the certificate of incorporation and the bylaws was valid). In our opinion, because the Proposal, if adopted, would alter the one-vote-per-share rule established by statute and the Company's Certificate of Incorporation through a bylaw amendment only, as described in the statutory and case law authority cited above, it is invalid and unenforceable under Delaware law. See Sagusa, 1993 WL 512487, at *1 (noting that Section 212, although establishing the one-vote-per-share rule, expressly authorizes corporations to "otherwise provide" in its certificate of incorporation); 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation...."); Essential Enterprises Corp. v. Automatic Steel Products, Inc., 159 A.2d 288, 289 (Del. Ch. 1960) ("[A] bylaw which is in conflict with a provision in a certificate of incorporation is invalid").[1]

[1] Article I, Section 6 of the Bylaws also sets forth a one-vote-per-share rule. Given the fact that the Proposal does not seek to repeal that provision, implementation of the Proposal would result in a conflict in the Bylaws.

Because the Proposal, if implemented, would violate Delaware law, it is also our opinion that the Company does not have the power and authority to implement the Proposal. Moreover, even if the Proposal were changed to request an amendment to the Certificate of Incorporation to implement its per capita voting scheme, the Company would not have the unilateral power and authority to implement such a Proposal. This is the case because neither the Board of Directors nor the stockholders, acting alone, may approve an amendment to the Certificate of Incorporation. Any such amendment first must be adopted and declared advisable by the Board of Directors and then submitted to the stockholders for their approval, which the Company cannot guarantee. 8 Del. C. § 242.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that (i) the Proposal, if adopted, would cause the Company to violate Delaware law and its Certificate of Incorporation, and (ii) the Company does not have the power and authority to implement the Proposal.

The foregoing opinions are limited to the General Corporation Law as presently in effect. We have not considered and express no opinion with regard to, or as to the effect of, other laws, rules or regulations of the State of Delaware or the laws, rules or regulations of any other jurisdiction, state or federal, including, without limitation, federal laws, rules and regulations regulating securities.

This opinion is rendered only to you and is solely for your benefit in connection with the matters addressed herein. It is our understanding that you intend to provide a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as expressly provided in this paragraph, this opinion may not be relied upon by you for any other purpose, or furnished to, quoted to, or relied upon by any other person, firm, or corporation for any purpose, without our prior written consent.

Very Truly Yours,

Potter Anderson & Corroon LLP

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 18, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2005 FEB 22 PM 4:50
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Hercules Incorporated (HPC)
Shareholder Position on potentially
UNTIMELY Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

This February 8, 2005 no action request potentially violates the 80-day rule without asking to be excused. It was submitted more than 65-days past the December 2, 2004 deadline for submitting rule 14a-8 proposals.

The company 2004 definitive proxy was filed on April 2, 2004 according to EDGAR: "FILED AS OF DATE: 20040402"
The company 2004 definitive proxy said:
"We are pleased to invite you to attend the 2004 Annual Meeting of Shareholders of Hercules Incorporated, which is scheduled to be held on Wednesday, May 12, 2004, at 11 a.m., local time, at the Winterthur Museum, Winterthur, Delaware 19735."

Furthermore previous company no action request letters received a Staff Response Letter at an earlier date in the respective year than the submittal date of this no action request letter.

Hercules Inc. (January 25, 1994) 01-25-1994
Hercules Inc. (January 18, 1989) 01-18-1989

To facilitate proposal acceptance this shareholder proposal was drafted based on the text of the proposal in The MONY Group Inc. (February 18, 2003) which had already been decided by the Office of Chief Counsel. The text of the Staff Reply Letter follows:

[STAFF REPLY LETTER]

February 18, 2003

Response of the Office of Chief Counsel Division of Corporation Finance

Re: The MONY Group Inc.

Incoming letter dated December 26, 2002

The proposal would amend MONY's by-laws to limit any officer from receiving annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee enumeration, without approval by a majority of the stockholders within one year preceding the payment of such compensation.

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to conclude that MONY has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

/s/

Alex Shukhman

Attorney-Advisor

We believe that the MONY precedent should be upheld and that the company no action request not be concurred with.

Furthermore this same proposal did not receive company concurrence in the following 2005 Staff Response Letters:
Bristol-Myers Squibb Company (January 19, 2005)
The Interpublic Group of Companies, Inc. (January 25, 2005)

Additionally there are a number of defects in the company no action request such as:

Contrary to the purported company analogy there is no text in this proposal similar to a "Top Salary" being "capped."

The company does not claim that shareholders are unfamiliar with the concept of "annual compensation" in spite of the fact that companies have devised a vast number of complex formulas to calculate "annual compensation."

Obfuscation of Pay Issue

The following quote is in regard to the company claim that its position should be favored because of the complex structure of executive compensation.

"One of the great, as-yet-unsolved problems in the country today is executive compensation and how it its determined."

SEC Chairman William Donaldson, 2003

This quote is from "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law. The quote is at the beginning of Chapter 15, Improving Executive Compensation.

The following headline, sub-headline and text is from the January 9, 2005 issue of the Los Angeles Times:

"SEC Chief Bent On Reform

"* William H. Donaldson says he is taking aim at executive pay and fund trading abuses in 2005.

"Despite friction with business lobbyists, it appears that the SEC chairman will continue as Washington's top cop for the investment world, pursuing an aggressive 2005 agenda that will take aim at issues including executive pay and the mechanics of stock trading.

"In an interview, Donaldson ..."

Reference:

http://www.latimes.com/business/la-fi-sec9jan09,0,6106173.story?coll=la-home-business

According to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law, page 21:

"Indeed it its worth noting that although star athletes are highly paid, some more than the average S&P 500 CEO, their compensation arrangements lack the features of executive pay arrangements that managerial influence produces. After the compensation packages of star athletes are negotiated, clubs have little reason to try to camouflage the amount of pay and to channel pay through arrangements designed to make the pay less visible. While athletes are paid generously during the period of their contracts, clubs generally do not provide them with a large amount of compensation in the form of postretirement perks and payments. Clubs also generally do not provide athletes with complex deferred-compensation arrangements that serve to obscure total pay. And when clubs get rid of players, they do not provide athletes with large gratuitous payments in addition to the players' contractually entitled payouts. As we shall see, however, these are all common practices in the area of executive compensation."

Also according to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," page 67:

"That gives you an idea of the nature of the disclosures [in the executive compensation section]: it was legalistic, turgid, and opaque; the numbers were buried somewhere in the fourteen pages. Someone once gave a series of institutional investor analysts a proxy statement and asked them to compute the compensation received by the executive covered in the proxy statement. No two analysts came up with the same number. The numbers that were calculated varied widely."

I believe this proposal is consistent with SLB No. 14A, particularly with the following text:

* We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).5

The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."6 The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."7

We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.8

I believe this proposal raises public policy issues so significant that it would be appropriate for a shareholder vote. Furthermore the company has not shown that shareholders would not understand the principle of this proposal – to subject high levels of executive pay to shareholder vote.

The company is implicitly arguing that since companies fail to make executive pay as transparent and quantifiable as that of other highly paid employees, such as star athletes, that companies should be able to exploit their obfuscation of pay and use it as a grounds to exclude shareholder proposals on executive pay.

The no action process makes it abundantly clear that companies have access to corporation law experts who claim to be capable of making sense of text that would be obscure to the small shareholders.

Contrary to the company argument, rule 14a-8(i)(6) does not contain the word "guarantee." Significantly the company fails to claim that the company is completely powerless to implement the proposal. The company more than likely has the power to implement the proposal in terms of obtaining the required number of votes – especially if the company sponsors the proposal in its proxy materials, recommends a yes-vote and solicits shares that are slow in casting ballots.

The company argument is incomplete because it does not even address the fact that the company clearly has the power to seek the required shareholder vote at more than one annual meeting. The company does not claim that the proposal has a time limit.

The company gives no past example of its purported powerlessness in obtaining shareholder votes for its own ballot items. The company failed to name a single company ballot item in the past decade on which the required shareholder vote was not obtained for the company's own ballot items.

The company does not address its power to amend its certificate of incorporation and the great persuasive power the company has by recommending shareholders approve a company ballot item.

There is an analogy to professional football in regard to the company's power to implement. All NFL football teams have the power to make a touchdown. That does not mean that a team can "guarantee" that it will make a touchdown in a given game. And the fact that no team can

guarantee that it will make a touchdown during a given game does not mean that any NFL team lacks the power to make a touchdown.

In a separate no action request on this same proposal another company claims "the majority of the stockholders" text of this proposal could have 3 meanings. One of these meanings includes "approval by a majority of the shares outstanding ..." which does not seem to be per capita voting.

If Hercules would chose the least workable meaning from 3 meanings for "the majority of stockholders," which it has no need to do, then the company could then concurrently adopt per capita voting under Delaware law.

In Schering-Plough Corporation (January 18, 2005) the Staff appears to have not concurred with a company argument that a company could not do two things concurrently – implement a proposal for a bylaw to destagger the board and concurrently amend its articles of incorporation to be consistent with the bylaw change.

The second opinion is believed to be incomplete. It does not argue that it would be impossible to concurrently amend the company's certificate of incorporation for per capita voting.

The attached November 24, 2004 "Oracle Press Release" quotes Oracle Chairman Jeff Henley using "majority of the stockholders" interchangeably with majority vote or one share, one vote: "Though a large *majority of the stockholders* have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. "We plan to give them a choice (emphasis added)." Oracle is a Delaware corporation.

The company disingenuously claims that it has a de-facto "Absence of Power/authority" cited in rule 14a-8(i)(6) because "Hercules cannot guarantee that Hercules' stockholders would approve an amendment to the Certificate of Incorporation ...." Then the company disingenuously cites a number of purported precedents (such as "to ensure ethical behavior by employees") that do not rely on a shareholder approval in any manner.

Statement from a Professional Proxy Solicitor

The company also lacks any back-up statement from a professional proxy solicitor on the likelihood of obtaining the vote needed.

The company does not address whether "majority of the stockholders" is commonly used by the management of companies and corporate governance academia interchangeably to mean majority vote or one share, one vote.

Additional text at the beginning of the proposal makes it clear in calling for "shareholder approval." "Shareholder approval" is consistent with one share, one vote:
"This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing *shareholder approval*."

The attached November 24, 2004 "Oracle Press Release" quotes Oracle Chairman Jeff Henley using "majority of the stockholders" interchangeably with majority vote or one share, one vote: "Though a large *majority of the stockholders* have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. "We plan to give them a choice (emphasis added)." Oracle is a Delaware corporation.

In the alternative SLB No. 14 allows shareholders under limited circumstances to revise their proposals and we would be glad to do so:

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements.

For these reasons it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc:
William Steiner
Israel J. Floyd

Oracle Press Release

Contact(s):

Bob Wynne
Oracle Corp.
+1.650.506.5834
bob.wynne@oracle.com

Oracle Announces Slate of Directors for PeopleSoft's Annual Meeting

REDWOOD SHORES, Calif., 24-NOV-2004 Oracle Corporation (Nasdaq: ORCL) announced that it has notified PeopleSoft, Inc. of its intention to nominate four candidates for election to the Board of Directors of PeopleSoft at its 2005 annual stockholders meeting.

"We have notified the PeopleSoft board of our intention to run an alternative slate of directors at the 2005 annual meeting," said Jeff Henley, Oracle's Chairman of the Board. "We believe that the current board of PeopleSoft is not acting in the best interests of stockholders and that a large majority of those stockholders are in favor of a change."

The four candidates are:

* Duke K. Bristow, Ph.D, an economist and the director of the Director Training and Certification Program at the UCLA Anderson School of Management; director of Arena Pharmaceuticals, Inc. and Landec Corporation;
* Roger Noall, former Senior Executive Vice President and Chief Administrative Officer of KeyCorp, a bank holding company; director of Alleghany Corporation;
* Laurence E. Paul, Managing Principal of Laurel Crown Capital, LLC, a private equity investment firm; director of Ampco-Pittsburgh Corporation and Biovail Corporation; and
* Artur Raviv, the Alan E. Peterson Distinguished Professor of Finance at the Kellogg School of Management, Northwestern University.



"Though a large majority of the stockholders have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. We plan to give them a choice."

The solicitation and the offer to buy PeopleSoft's common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on November 3, 2004, and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC's website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

Oracle Corporation and Messrs. Bristow, Noall, Paul and Raviv will be soliciting proxies

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hercules Incorporated
Incoming letter dated February 8, 2005

The proposal recommends that Hercules amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of "the majority of the stockholders," subject to the conditions and exceptions contained in the proposal.

There appears to be some basis for your view that Hercules may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Hercules to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Hercules omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Hercules relies.

Sincerely,



Heather L. Maples
Special Counsel